EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

XTO Energy Inc.:

We consent to the incorporation by reference in registration statements (Nos. 333-122767, 333-123402 and 333-160070) on Form S-3 and (Nos. 333-68775, 333-69977, 333-37668, 333-81849, 333-91460, 333-120540, 33-55784 and 333-152016) on Form S-8 of XTO Energy Inc. of our report dated February 24, 2010, with respect to the consolidated balance sheets of XTO Energy Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 10-K of XTO Energy Inc.

Our report refers to a retrospective change in accounting related to determining earnings per share.

Fort Worth, Texas

February 24, 2010